Exhibit 99.1

August 1, 2006

AMARIN MAKES APPLICATION FOR BLOCK LISTING OF
ORDINARY SHARES

AMARIN CORPORATION PLC

LONDON, United Kingdom, August 1, 2006 Amarin Corporation plc (NASDAQ: AMRN) (the "Company") has made a block listing application to the London Stock Exchange and the Irish Stock Exchange in respect of 15,619,229 ordinary shares of £0.05 each ("Ordinary Shares") in the capital of the Company to be admitted to trading on IEX and AIM. 5,376,961 Ordinary Shares are to be issued from time to time following the exercise of share options pursuant to the Company's 2002 Stock Option Plan. 313,234 Ordinary Shares are to be issued from time to time following the exercise of warrants granted pursuant to a private placement of the Company’s Ordinary Shares on 27 January 2003. 500,000 Ordinary Shares are to be issued from time to time following the exercise of warrants granted pursuant to the settlement by the Company of certain debt obligations on 25 February 2004. 9,135,034 Ordinary Shares are to be issued from time to time following the exercise of warrants pursuant to a private placement of the Company’s Ordinary Shares on 21 December 2005. 294,000 Ordinary Shares are to be issued from time to time following the exercise of warrants pursuant to a private placement of the Company’s Ordinary Shares on 26 January 2006.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.

Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe. Amarin’s core development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Amarin maintains its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Disclosure Notice:
The information contained in this document is as of August 1, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.